1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 14, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/12/14

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President and CFO

Exhibit

Exhibit	Description

99.1	Notice Given Before the Offer and Issuance of Shares Pursuant to Articles 252 and 273 of the Company Act and the Delivery of Shares or the Distribution of Dividends

Exhibit 99.1

Notice Given Before the Offer and Issuance of Shares Pursuant to Articles 252 and 273 of

the Company Act and the Delivery of Shares or the Distribution of Dividends

Notice Number: 1

Subject: Notice on the matters relevant to the capital reduction for cash distribution

1. It is resolved at the general shareholders’ meeting on June 18, 2010 that the Company (as defined in 2.1) will reduce capital by NT$19,393,616,360, canceling 1,939,361,636 issued and outstanding shares. The proposed reduction of capital became effective following the approval by the Financial Supervisory Committee of Executive Yuan on October 11, 2010 by letter numbered Jin Guan Jeng Fa Tzu No. 0990053766; the change of registration was approved by the Ministry of Economic Affairs on November 29, 2010 by letter numbered Jing Shou Shang Tzu No. 09901266330 ; and “The Capital Reduction For Cash Distribution Plan” (Reduction of Capital) has also been approved by the Taiwan Securities Exchange Limited on December 6, 2010 by letter numbered Tai Jeng Shang Tzu No. 0990036633.

2. In accordance with the requirement under Item 2 of Article 273 of the Company Act, notice is hereby given on the matters relevant to the Reduction of Capital:

2.1 Company Name: Chunghwa Telecom Co., Ltd.

2.2 Principle Business Activities:

1)	Telecommunications Enterprise of Type 1 (G901011);
2)	Telecommunications Enterprise of Type 2 (G902011);
3)	Computer Equipment Installation Business (E605010);
4)	Telecommunication Equipment Wholesale Business (F113070);
5)	Telecommunication Equipment Retail Business (F213060);
6)	Telecommunication Engineering Business (E701011);
7)	Installation of the Radio-Frequency Equipment whose operation is controlled by the Telecommunication Business (E701030);
8)	Information Software Service Business (I301010);
9)	Other Design Businesses (I599990);
10)	Rental Business (JE01010);
11)	Publishing Business (J304010);
12)	Other Wholesale Businesses (F199990);
13)	Management and Consulting Business Services (I103060);
14)	Other Business Services (IZ99990);
15)	Other Retail Businesses (F299990);
16)	Online Certification Service Businesses (IZ13010);
17)	Electronic Information Supply Service Businesses (I301030);
18)	Information Process Service Businesses (I301020);
19)	Telecommunication Account Application Agency Businesses (IE01010);
20)	Residential and Commercial Building Development, Rental and Sales Businesses (H701010);
21)	Special District/Zone Development Businesses (H701040);
22)	Real Estate Transactions Businesses (H703090);
23)	Real Estate Rental Businesses (H703100);
24)	Short-term Tutorial Services (J201031)
25)	Waste Disposal Businesses (J101040);
26)	Community Shared Cable Television Equipment Businesses (J502020);
27)	Conference and Exhibition Service Businesses (JB01010);

28)	General Advertising Service Businesses (I401010);
29)	Department Store Businesses (F301010);
30)	Communication Newsletter Businesses (J302010);
31)	Industry and Commerce Credit Investigation Service Businesses (JD01010);
32)	Public Notarization Businesses (IZ07010);
33)	Parking Lot Operation Businesses (G202010);
34)	Environmental Assessment Service Businesses (J101050);
35)	Computer and Accessories Manufacturing Businesses (CC01110);
36)	Information Storage and Process Equipment Manufacturing Businesses (CC01120);
37)	Electronic Components Manufacturing Businesses (CC01080);
38)	Other Electrical and Electronic Machinery & Equipment Manufacturing Businesses (CC01990);
39)	Radio-Frequency Equipment Import Businesses (F401021);
40)	Hotel Business (J901020);
41)	Computer and Administrative Device Wholesale Businesses (F113050);
42)	Information Software Wholesale Businesses (F118010);
43)	Computer and Administrative Device Retail Businesses (F213030);
44)	Information Software Wholesale Businesses (F218010);
45)	Energy Technology Service Businesses (IG03010);
46)	Engineering Consulting Businesses (I101061);
47)	Refrigeration and Air-Conditioning Businesses (E602011);
48)	Automatic Control Equipment Engineering Businesses (E603050);
49)	Lighting Equipment Installation Businesses (E603090);
50)	Non-store Retailer Businesses (F399040);
51)	Electrical Contracted Installation Businesses (E601010);
52)	Electrical Installation Businesses (E601020);
53)	Equipment and Instrument Installation Businesses (EZ05010);
54)	Television Programs Business (J503041);
55)	Radio and Television Programs Distribution Business (J503031);
56)	Radio and Television Advertising Business (J503041);
57)	Video Programs Recording Business (J503051); and
58)	Other Businesses Not Prohibited or Restricted by Laws, Expect for Chartered Businesses (ZZ99999).

2.3 Number of Total Issued and Outstanding Shares Before the Capital Reduction of the Company and the Par Value for Such Shares: The registered capital is NT$ 120,000,000,000, which consists of 12,000,000,000 common shares; the paid-in capital is NT$96,968,081,810, which consists of 9,696,808,181 common shares, with par value of NT$10 each.

2.4 Registered Office: No. 21-3, Sec. 1, Hsin-Yi Road, Taipei

2.5 Notification Method: Notified and Announced on the Market Observation Post System

2.6 The Tenure and Number of Directors and Supervisors: 13 directors and three supervisors, and the tenure for each of 13 directors and three supervisors is three years, which expires on June 17, 2013.

2.7 Date of the Article of Incorporation: Established on June 11, 1996; and amended on June 18, 2010 for the 12th time.

2.8 Total Number of Shares after the Reduction of Capital and the Par Value for Such Shares: The paid-in capital becomes NT$77,574,465,450 after this Reduction of Capital, which consists of a total of 7,757,446,545 common shares with par value of NT$10 each.

2.9 The Total Amount of Capital Reduced, the Par Value (of the Cancelled Shares) and the Method of Canceling Such Shares:

(i) Total amount of capital reduced: NT$19,393,616,360 which consists of a total of 1,939,361,636 shares with par value of NT$10 each.

(ii) Capital reduction ratio: 20.0% with reference to the shareholding of each shareholder recorded on the shareholders’ register book as at the record date of the replacement of share certificates (as defined in 2.11), new shares will be issued to each respective shareholder on a 800 shares for 1000 shares basis (i.e. every 1000 shares is 200 shares less). For the fractional common shares resulting from the capital reduction, the shareholders may register with the Company’s stock agency the combination with the shareholders’ other fractional shares within five days after the book closing date of capital reduction to merge them into a whole lot, if fractional shares still remain after the registration, the Company will pay the shareholder cash for the fractional shares based on the closing price on the last trading day before the record date of the conversion, rounded down to whole NT dollars. The Chairman is hereby authorized to offer specified persons to purchase all the fractional shares at the closing price.

2.10 Reason for the Reduction of Capital: To improve the Company’s capital structure and improve the return on shareholder’s equity.

2.11 Key Dates and Events:

(i) The record date for the replacement of share certificates is set to be January 15, 2011 and the conversion of new shares will begin on January 25, 2011 (issued in scripless form).

(ii) The Last Date for Entries in The Shareholders’ Register Book: January 10, 2011 (the shareholders who transfer shares privately and settle on January 10, 2011 are entitled to entries in the shareholders’ register book).

(iii) Book closing dates: From January 11, 2011 to January 24, 2011.

(iv) Trading suspension period: From January 7, 2011 to January 24, 2011.

(v) The new shares will be listed on January 25, 2011. From then on the old shares will be forbidden to be traded or settled.

(vi) The rights and obligations attached to the new shares issued after the reduction of capital remain the same as the old shares.

2.12 On January 25, 2011, the repayment of the consideration paid for the cancelled shares will be made to each shareholder by wire transfer or by bank draft sent by registered mail. The shareholder will be responsible for the wire transfer fees and the registered mail postage; if the amount of repayment is insufficient to cover the registered mail postage, the bank draft will be sent by normal mail instead.

3. The Process and Procedure for the Replacement of Share Certificates (“Transition”)

3.1 Since the Company has issued negotiable securities in scripless form, for the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

3.2 For the shareholders who hold physical share certificates and have booked before the book closing date (if not booked yet, please have them booked as soon as possible), please prepare your share certificates and registered chop and apply the conversion with the Company’s transfer agent, Stock Affairs Department, Taishin International Bank, before/on January 10, 2011.

3.3 For the shareholders who failed to complete booking before the book closing date, please prepare the share certificates and the notice of transferring and booking, the report of purchasing or the tax record of the trades, a list of the numbers of the withdrawing shares and a copy of both sides of your ID and register the conversion with the Company’s transfer agent, Stock Affairs Department , Taishin International Bank, after January 25, 2011.

3.4 The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form on the first trading date of the new shares for future trading.

3.5 Location of the application for conversion: B1, No. 96, Sec.1, Chien-Kuo N. Rd., Taipei, Stock Affairs Department, Taishin International Bank, Telephone: 02-25048125.

4. Please visit the Market Observation Post System website to locate the financial reports (audited by Deloitte and Touche, Taiwan) for the last three years.